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                                                                 Exhibit (a)(12)

For Further Information:

(Analyst calls)    Ken Jones (864) 609-3496
(News Media Calls)  Michael Flanning (864) 609-3594


THE LIBERTY CORP. ANNOUNCES SELF-TENDER FOR UP TO 2 MILLION SHARES

         Greenville, S.C., Feb. 10, 1998 - The Liberty Corp. (NYSE: LC) announced that its board of directors today has authorized the company to repurchase up to 2 million shares of its common stock (including the associated preferred stock purchase rights) pursuant to a "Dutch auction" self-tender offer. The offer is expected to commence Wednesday, February 11, 1998 and will expire at midnight, New York City time, Wednesday, March 11, 1998, unless extended by Liberty. On February 10, 1998, Liberty shares closed at $46.75.

         The tender offer will be subject to various terms and conditions described in offering materials to be distributed to shareholders this week. Under the terms of the tender offer, Liberty shareholders will be given the opportunity to specify prices between $45.50 and $52.00 at which they are willing to tender their shares. Upon receipt of tenders, Liberty will determine a final price that enables it to purchase up to 2 million shares from those shareholders who agreed to sell at or below the determined price. All shares purchased will be at the determined price.

         If more than 2 million shares are tendered at or below the purchase price, there will be a proration. The tender offer will not be contingent upon any minimum number of shares being tendered. Liberty currently has 20,695,140 shares of common stock outstanding. Liberty intends to finance the tender offer with a new bridge loan. The company expects to repay the bridge loan with proceeds to be received from the previously announced sale of its subsidiary, Pierce National Life Insurance Co.

         Neither Liberty nor its board of directors makes any recommendation to any shareholder as to whether to tender all or any shares. Liberty has been advised that no director or executive officer of the company intends to tender shares pursuant to the tender offer.

         "Using cash and borrowings to fund the tender offer will result in a strong and efficient capital structure for Liberty and is consistent with our goal of increasing shareholder value," said Hayne Hipp, president of Liberty.

         Goldman, Sachs & Co. will act as the dealer managers for the tender offer, D.F. King & Co., Inc. will act as the information agent and Wachovia Bank, N.A. will act as the depositary.

         The Liberty Corporation is a holding company with operations in insurance and broadcasting. Annual revenues in 1997 were $660 million. Company headquarters is in Greenville, S.C.